UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on February 02, 2026

DATE, TIME AND PLACE: On February 02, 2026, at 10 a.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairwoman. Bruno Carneiro, Secretary.

AGENDA: To resolve on the election of new Vice President Executive Officer of the Company.

RESOLUTIONS: Having provided the necessary clarifications, the members of the Board of Directors present unanimously APPROVED the election, for a complementary term of office entering in force until the investiture of the elected persons at the first Board of Directors’ Meeting being held after the 2027 Ordinary Shareholders’ Meeting, as Vice President Executive Officer, Mr. Carlos Ignacio Muñiz Gonzalez Blanch, Spanish, married, banker, bearer of the Spanish passport PAH584696, with office at Avenida Presidente Juscelino Kubitschek, 2041 – CJ 281, Bloco A, Cond. W Torre JK, Vila Nova Conceição, CEP 04543-011, São Paulo/SP.

It remains recorded in the minutes that: (i) the election approved above was recommended by the Company´s Nomination and Governance Committee; and (ii) the Officer hereby elected declared that he is not forbidden by law to perform the activities proper to his office and fulfill all the conditions set forth in Resolution CMN 4.970/2021, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take office into his respective position after approval of his election by the Central Bank of Brazil and the granting of the work visa by the Ministry of Justice and Public Security, so that he is able to take office of his position of Vice President Executive Officer of the Company.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Bruno Carneiro, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Cristiana Almeida Pipponzi; Cristina San Jose Brosa; Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, Mario Roberto Opice Leão, Nitin Prabhu, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, February 02, 2026.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Bruno Carneiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 3, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer